Exhibit (d)(3)
EMPLOYMENT AGREEMENT
     THIS EMPLOYMENT AGREEMENT (“Agreement”), dated March 10, 2011, is entered into by and between RC2 Corporation, a Delaware corporation (the “Company”), and Curtis W. Stoelting (the “Employee”) and, solely with respect to Sections 3(b), 4 and 6, Tomy Company, Ltd., a company organized under the laws of Japan (“Purchaser”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement (as defined below).
     WHEREAS, The Employee and the Company are currently parties to an Employment Agreement, dated April 1, 2008, as amended December 28, 2010, and as further amended effective March 31, 2011 (collectively, the “Prior Agreement”); and
     WHEREAS, Purchaser and Galaxy Dream Corporation, a Delaware corporation and a wholly owned subsidiary of Purchaser, expect to enter into an AGREEMENT AND PLAN OF MERGER (the “Merger Agreement”) with the Company whereby it is proposed that (i) MergerSub make a cash tender offer (the “Offer”) to purchase all outstanding shares of common stock of the Company and (ii) following the consummation of the Offer, MergerSub will merge with and into the Company, with the Company being the surviving corporation; and
     WHEREAS, as a stockholder of the Company and as an owner of options, stock appreciation rights (cash-settled and stock-settled) and restricted stock units, in each case covering common stock of the Company (collectively, “Company Equity Awards”), the Employee will receive valuable consideration as a direct result of the transactions contemplated by the Merger Agreement (the “Sale Consideration”).
     NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Employee, intending to be legally bound, hereby agree as follows:
     1. Employment. Subject to the consummation of the Offer, the Company hereby agrees to employ the Employee and the Employee hereby accepts employment with the Company on the terms and subject to the conditions set forth in this Agreement.
     2. Term. This Agreement shall be effective as of the date the Offer is consummated (the “Commencement Date”) and shall continue until terminated as provided in Section 6 below. As of the Commencement Date, the Employee acknowledges and agrees that the Prior Agreement shall be terminated in full and that he shall not be entitled to any rights or benefits thereunder, including any rights to claim Good Reason (as defined in the Prior Agreement) with respect to actions, failures or other events that occurred on or prior to the Commencement Date.
     3. Duties.
     (a) Position. The Employee shall serve as the Chief Executive Officer of the Company and will, under the direction of the Board of Directors of Purchaser (the “Board”), faithfully, and to the best of his ability, perform the duties of such position, which includes the management and operation of the Company’s brands and product lines in North America, South America, Europe and Australia and related global sourcing activities. The Employee shall be one of the principal executive officers and Senior Management of the Company and shall, subject to the control of the Board, have the normal duties, responsibilities and authority associated with such position. The Employee shall also perform such additional duties and responsibilities which may from time to time be reasonably assigned or delegated by the Board. The Employee agrees to devote his entire business time, effort, skill and attention to the proper discharge of such duties while employed by the Company.
     (b) Board Membership. Subject to applicable law and the approval of Purchaser’s shareholders, the Employee shall be appointed as a director of Purchaser and the Company as soon as reasonably practicable following the Commencement Date. In the event of the termination or expiration of the Employment Period (as defined in Section 6(a)), upon the request of Purchaser, the Employee shall submit a letter of resignation from his position as a director of Purchaser, his position on any committees of the Board and his position on the board of directors of any of Purchaser’s Affiliates (and any committees thereof), to be effective as of the date designated by Purchaser.
     4. Compensation.
     (a) Base Salary. The Employee shall receive a base salary of $486,720 per year, payable in regular and equal bi-weekly installments (the “Base Salary”). The Base Salary shall be reviewed annually by the Board on or around April 1st of each year and shall be subject to increase based on the Employee’s performance, changes in Employee’s responsibilities and increases in the Consumer Price Index.
     (b) Incentive Bonus. The Employee shall be entitled to participate in an annual incentive compensation plan (the “Bonus Plan”) developed generally for the Senior Management of the Company initially based on the Company’s earnings before interest, taxes, depreciation and amortization, as determined by the compensation committee of the Board (the “Compensation Committee”). The Employee’s participation will be on a basis consistent with past practice and his position and level of compensation with the Company. The Employee’s target bonus under the Bonus Plan shall be reviewed annually by the Compensation Committee but shall be not less than 2.25 times the Employee’s then Base Salary.
     (c) Equity Awards. Subject to approval by the Board and any required approval by Purchaser’s shareholders, the Employee shall be entitled to receive, as soon as reasonably practicable after the next annual shareholders’ meeting of Purchaser to occur following the Commencement Date, but in no event later than September 30, 2011, an initial equity award(s) covering 200,000 shares of Purchaser pursuant to Purchaser’s equity plan in accordance with the terms and conditions set forth in Schedule A which is attached hereto and made a part hereof. Purchaser hereby represents that such terms and conditions are at least as favorable as the terms and conditions applicable to equity award(s) made by Purchaser to its senior management generally. To the extent the above-referenced approvals are not obtained, Purchaser shall provide the Employee with a long-term cash incentive benefit equal to the Black-Scholes value of the equity award described above, measured as of the date such cash incentive benefit is granted. Subject to the approval of the Board and any required approval by Purchaser’s shareholders, the Employee shall be eligible for future annual equity awards on the conditions, terms and frequency applicable to equity award(s) made by Purchaser to its senior management generally.
     (d) Rollover Bonus.
          (i) On the Commencement Date, the Employee shall be entitled to a cash bonus (the “Rollover Bonus”) in an amount equal to $3,500,000, as set forth under “Total Rollover Bonus” on Schedule B which is attached hereto and made a part hereof. The Rollover Bonus represents the spread cash value of certain Company Equity Awards that (a) have not vested as of immediately prior to the consummation of the Offer and (b) the vesting of which, but for this Section 4(d), otherwise would have been accelerated and cash payment made therefor in the Merger pursuant to the Merger Agreement (the “Unvested Company Equity Awards”). In exchange for such Rollover Bonus, the Employee hereby waives the acceleration of vesting with respect to the Unvested Company Equity Awards, and agrees to cancel such awards in full as of the Commencement Date, and the Employee hereby agrees that such awards shall have no further force and effect on and after the Commencement Date. Purchaser shall cause or cause to be delivered by wire transfer the amounts constituting the Rollover Bonus to an interest-bearing escrow account established at Harris Bank in Chicago, Illinois. Subject to the Employee’s continued employment with the Company on the applicable vesting dates, the Rollover Bonus shall vest as to twenty percent (20%), thirty-five percent (35%), and forty-five percent (45%) on the eve of each of the first, second, and third anniversaries of the Commencement Date, respectively. Except as set forth in Section 6, the vested portion of the Rollover Bonus and any interest thereon shall become payable within ten (10) days following the applicable vesting date. For the avoidance of doubt, at the Effective Time, each of the Employee’s Company Equity Awards that have not vested as of immediately prior to the consummation of the Offer and that do not get canceled in exchange for the Rollover Bonus described in this Section 4(d)(i), shall, at the Effective Time, be cancelled in full and the Employee shall be entitled to receive a cash payment therefor as provided in the Merger Agreement (such cash payment is set forth under “Cash at Closing” on Schedule B attached hereto).
          (ii) In the event of a Purchaser Change of Control or a Company Change of Control, the Employee shall be entitled to immediate vesting of the then unvested portion of the Rollover Bonus and payment therefor and any interest thereon, payable within thirty (30) days following the Purchaser Change of Control or Company Change of Control, as applicable.
          (iii) In the event that it shall be finally determined by the Internal Revenue Service that all or any portion of the Rollover Bonus is subject to the additional tax imposed by Section 409A of the Code, or any interest or penalties incurred by Employee with respect to such additional tax (such additional tax, together with any such interest and penalties, are hereinafter collectively referred to as the “Additional Tax”), then the Company agrees that it shall reimburse the Employee for the amount of the Additional Tax finally imposed by the Internal Revenue Service on the Rollover Bonus (the “Reimbursement Amount”) and the amount, if any, such that the Employee receives an after-tax amount equal to the Reimbursement Amount he would have received had no tax under Section 409A been imposed on him (the “Additional Amount”). The Reimbursement Amount and the Additional Amount shall be paid within ten (10) days following a final determination by the Internal Revenue Service that such Additional Tax is due. To the extent the Employee receives of a refund of or credit relating to the Additional Tax for which the Company paid the Reimbursement Amount or relating to the Additional Amount, such refund or credit shall be for the benefit of the Company, and the Employee shall pay such amount to the Company within ten (10) calendar days after receiving the refund or after the relevant tax return is filed in which the credit is so applied. The Company’s obligation to pay the Reimbursement Amount and the Additional Amount is subject to the Employee notifying the Company within thirty (30) calendar days of any written notice of a pending audit, assessment or other challenge (a “Challenge”) which, if successful, might result in the Additional Tax. The Company, at its expense, shall have the right to control the response to, and any proceedings relating to, any Challenge, including initiating or defending any action and/or appeal relating to such Challenge, with counsel selected by the Company, in any such case to a final conclusion or settlement at the discretion of the Company. The Company shall have full control of such response and proceedings, including any compromise or settlement thereof. The Company shall keep the Employee reasonably informed regarding the status and progress of such Challenge. Upon the request of Company, the Employee shall cooperate fully with the Company and its counsel in contesting any Challenge which the Company elects to contest. The Company shall reimburse the Employee for all costs and expenses, including attorneys’ fees, that the Employee reasonably incurs in connection with any such cooperation, provided that the Employee shall submit appropriate documentation of such costs or expenses no later than ninety (90) calendar days after incurring such costs or expenses. Such reimbursement shall be made no later than thirty (30) calendar days following submission of appropriate documentation of such costs or expenses by the Employee, and in no event later than the end of the taxable year following the taxable year in which such expenses are incurred.

          (iv) In the event that the Challenge provides that all or any portion of the Rollover Bonus that has not then vested is immediately includible in income as a result of the failure to comply with Section 409A of the Code, the Company shall immediately accelerate the vesting of solely that portion of the Rollover Bonus necessary to pay such income taxes arising as a result of Section 409A of the Code (“Tax Payment Amount”). The Tax Payment Amount shall equal the aggregate of the federal, state, local or foreign tax amounts due as a result of the application of Section 409A of the Code and in no event shall exceed the amount that is required to be included in income as a result of such failure to comply with the requirements of Section 409A of the Code. Such Tax Payment Amount shall be paid to the Employee within ten (10) days of the Employee notifying the Company of such Challenge and in no event later than the last day of the Employee’s taxable year following the year in which the Employee remits the underlying taxes to the applicable tax authorities.
          (v) Notwithstanding anything in this Agreement to the contrary, in the event it shall be determined that any benefit, payment or distribution by the Company to or for the benefit of the Employee (whether payable or distributable pursuant to the terms of this Agreement or otherwise) (such benefits, payments or distributions are hereinafter referred to as “Payments”) would, if paid, be subject to the excise tax (the “Excise Tax”) imposed by Section 4999 of the Code, then, prior to the making of any Payment to the Employee, a calculation shall be made comparing (i) the net benefit to the Employee of the Payment after payment of the Excise Tax, to (ii) the net benefit to the Employee if the Payment had been limited to the extent necessary to avoid being subject to the Excise Tax. If the amount calculated under (i) above is less than the amount calculated under (ii) above, then the Payment shall be limited to an amount expressed in present value that maximizes the aggregate present value of the Payments without causing the Payments or any part thereof to be subject to the Excise Tax and therefore nondeductible by the Company because of Section 280G of the Code (the “Reduced Amount”). For purposes of this Section 4(d)(v), present value shall be determined in accordance with Section 280G(d)(4) of the Code. In the event it is necessary to reduce the Payments, payments shall be reduced on a last to be paid, first reduced basis. All determinations required to be made under this Section 4(d)(v), including whether an Excise Tax would otherwise be imposed, whether the Payments shall be reduced, the amount of the Reduced Amount, and the assumptions to be utilized in arriving at such determinations, shall be made by an internationally recognized accounting firm (the “Determination Firm”) which shall provide detailed supporting calculations both to the Company and the Employee within fifteen (15) business days of the receipt of notice from the Employee that a Payment is due to be made, or such earlier time as is requested by the Company. All fees and expenses of the Determination Firm shall be borne solely by the Company. Any determination by the Determination Firm shall be binding upon the Company and the Employee. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Determination Firm hereunder, it is possible that Payments hereunder will have been unnecessarily limited by this Section 4(d)(v) (“Underpayment”), consistent with the calculations required to be made hereunder. The Determination Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to or for the benefit of the Employee together with interest at the applicable Federal rate provided for in Section 7872(f)(2) of the Code. In the event that the provisions of Code Section 280G and 4999 or any successor provisions are repealed without succession, this Section 4(d)(v) shall be of no further force or effect.
     5. Fringe Benefits.
     (a) Vacation. The Employee shall be entitled to four weeks of paid vacation annually. The Employee and the Company shall mutually determine the time and intervals of such vacation.
     (b) Medical, Health, Dental, Disability and Life Coverage. The Employee shall be eligible to participate in any medical, health, dental, disability and life insurance policy in effect for the Senior Management of the Company. The Company shall also pay for an annual executive medical physical.
     (c) Automobile. The Company agrees to reimburse the Employee up to $750.00 per month, as such amount may be increased from time to time consistent with the Company’s reimbursement policy for the Senior Management of the Company to cover Employee’s expenses in connection with his leasing or ownership of an automobile. Additionally, the Company will pay for the gas used for business purposes. All maintenance and insurance expense for the automobile shall be the responsibility of the Employee.
     (d) Reimbursement for Reasonable Business Expenses. The Company shall pay or reimburse the Employee for reasonable expenses incurred by him in connection with the performance of his duties pursuant to this Agreement including, but not limited to, travel expenses, customer entertainment, expenses in connection with seminars, professional conventions or similar professional functions and other reasonable business expenses.
     (e) Key Man Insurance. The parties agree that the Company has the option to purchase one or more key man life insurance policies upon the life of the Employee. The Company shall own and shall have the absolute right to name the beneficiary or beneficiaries of said policy. The Employee agrees to cooperate fully with the Company in securing said policy, including, but not limited to, submitting himself to any physical examination which may be required at such reasonable times and places as the Company shall specify.
     (f) Life and Disability Insurance. During the Employment Period, the Company shall provide coverage of at least $2 million of life insurance and 75% of Base Salary of disability insurance. Such insurance policies to be owned by any one or more members of Employee’s immediate family or by a trust for the primary benefit of the Employee’s immediate family. The owner of the policy shall have the power to designate the beneficiary and to assign any rights under the policy. The Company shall pay 100% of the premiums required under these policies; provided, however, that the Company shall not be obligated to pay greater than $20,000 for such premiums during any fiscal year. In the event that the premiums for such policies would exceed this limitation, the Company shall consult with the Employee to determine the allocation of such amount to the premiums for each type of policy to obtain such insurance as may be available for an aggregate of $20,000 per fiscal year. The Employee shall have the right to supplement, at the Employee’s expense, the Company’s payment of premiums for such policies up to the full coverages described in the first sentence of this Section 5(f).
     6. Termination.
     (a) Termination of the Employment Period. The employment period shall continue until the earlier of: (i) the fourth anniversary of the Commencement Date (the “Expected Completion Date”), (ii) the Employee’s death or Disability, (iii) the Employee resigns or (iv) the Board or its delegate determines that termination of the Employee’s employment is in the best interests of the Company (the “Employment Period”). The last day of the Employment Period shall be referred to herein as the “Termination Date.”
     (b) Termination for Disability or Death.
     (i) In the event of termination for Disability during the Employment Period, the Employee shall be entitled to (A) the Base Salary through the date of termination, payable in accordance with the Company’s usual payment practices; (B) such fringe benefits, if any, as to which the Employee may be entitled under the employee benefit plans of the Company (the amounts described in clauses (A) and (B) hereof being referred to as the “Accrued Rights”); (C) subject to the Employee’s execution and non-revocation of a Release pursuant to Section 12 herein, continued payment of Base Salary for a period of six months after the Termination Date, payable in accordance with the Company’s usual payment practices; provided that the first payment shall begin on the first regular payroll date to occur on or after the sixtieth (60th) day following the Termination Date (the “First Payment Date”) and shall include payment of any amounts that would otherwise be due prior thereto; (D) subject to the Employee’s execution and non-revocation of a Release pursuant to Section 12 herein, a pro rata portion of any incentive bonus that the Employee would have been entitled to receive pursuant to Section 4(b) hereof in such year based upon the percentage of the fiscal year that shall have elapsed through the date of the Employee’s termination of employment (the “Pro-Rata Bonus”), payable when such incentive bonus would have otherwise been payable to the Employee pursuant to Section 4(b) had the Employee’s employment not terminated; (E) subject to the Employee’s execution and non-revocation of a Release pursuant to Section 12 herein, immediate vesting of the then unvested portion of the Rollover Bonus and payment therefore and any interest thereon (the “Rollover Acceleration Payment”), payable upon the First Payment Date; (F) subject to the Employee’s execution and non-revocation of a Release pursuant to Section 12 herein, for a period of three years after the Termination Date, reimbursement by the Company to the Employee for amounts paid, if any, to continue medical, dental and health coverage pursuant to the provisions of the Consolidated Omnibus Budget Reconciliation Act (“COBRA”); and (G) subject to the Employee’s execution and non-revocation of a Release pursuant to Section 12 herein, for a period of three years after the Termination Date, the continuation by the Company of Employee’s life insurance and disability coverage, to the extent limited by Section 5(f).
     (ii) In the event of termination as a result of the Employee’s death during the Employment Period, Employee’s designated beneficiary or his estate shall be entitled to receive (A) the Accrued Rights; (B) the proceeds of any life insurance obtained pursuant to Section 5(f); (C) the Pro Rata Bonus, payable when such incentive bonus would have otherwise been payable to the Employee pursuant to Section 4(b) had the Employee’s employment not terminated; and (D) the Rollover Acceleration Payment, payable within thirty (30) days following the Termination Date.
     (c) Termination by the Company without Cause or by the Employee for Good Reason. If (i) the Employment Period is terminated by the Company for any reason other than for Cause, Disability or death, (ii) the Employment Period is terminated by the Company for what the Company (acting in good faith) reasonably believes is Cause or Disability, and it is ultimately determined that the Employment Period was terminated without Cause or Disability, or (iii) the Employee resigns for Good Reason, the Employee shall be entitled to receive, (A) the Accrued Rights; (B) subject to the Employee’s execution and non-revocation of a Release pursuant to Section 12 herein, continued payment of Base Salary for a period of twenty-four months after the Termination Date, payable in accordance with the Company’s usual payment practices; provided that the first payment shall begin on the first regular payroll date to occur on or after the First Payment Date and shall include payment of any amounts that would otherwise be due prior thereto; (C) subject to the Employee’s execution and non-revocation of a Release pursuant to Section 12 herein, the Rollover Acceleration Payment, payable upon the First Payment Date; (D) subject to the Employee’s execution and non-revocation of a Release pursuant to Section 12 herein, for a period of two (2) years from the Termination Date, reimbursement by the Company to the Employee for amounts paid, if any, to continue medical, dental and health coverage pursuant to the provisions of COBRA; and (E) subject to the Employee’s execution and non-revocation of a Release pursuant to Section 12 herein, for a period two (2) years from the Termination Date, the continuation of Employee’s life insurance and disability coverage to the extent limited by Section 5(f). Notwithstanding anything herein to the contrary, Employee may only resign for Good Reason pursuant to this Section 6(c) provided that the Employee has given written notice to the Company within thirty (30) days of the occurrence of any of the events in Section 11(f) and such event remains uncured thirty (30) days after the Company’s receipt of such notice.
     (d) Termination by the Company for Cause or by the Employee Without Good Reason. If the Employment Period is terminated by the Company with Cause or as a result of the Employee’s resignation without Good Reason, the Employee shall be entitled to receive the Accrued Rights. Following such a termination, the Employee shall have no further rights to any compensation or any other benefits under this Agreement. Notwithstanding anything herein to the contrary, the Company may only terminate the Employment Period for Cause pursuant to this Section 6(d) provided that the Company has given written notice to the Employee of the occurrence of any events constituting Cause within ninety (90) days of the occurrence of any such events and the Employee fails to cure such events within thirty (30) days after the Employee’s receipt of such notice.
     (e) Termination of Employment Period Involving Non-Renewal or Non-Extension. If this Agreement is not renewed or otherwise extended by the Company after the Expected Completion Date and the Employee’s employment is terminated as of the Expected Completion Date, the Employee shall be entitled to receive, (A) the Accrued Rights; (B) subject to the Employee’s execution and non-revocation of a Release pursuant to Section 12 herein, continued payment of Base Salary for a period of twelve months after the Termination Date, payable in accordance with the Company’s usual payment practices; provided that the first payment shall begin on the first regular payroll date to occur on or after the First Payment Date and shall include payment of any amounts that would otherwise be due prior thereto; (C) subject to the Employee’s execution and non-revocation of a Release pursuant to Section 12 herein, for a period of one year from the Termination Date, the Company’s reimbursement to the Employee for amounts paid, if any, to continue medical, dental and health coverage pursuant to the provisions of COBRA; and (D) subject to the Employee’s execution and non-revocation of a Release pursuant to Section 12 herein, for a period of one year from the Termination Date, the continuation of Employee’s life insurance and disability coverage to the extent limited by Section 5(f). The Company shall provide written notice of any non-renewal or non-extension of the Agreement pursuant to this Section 6(e) at least sixty (60) days prior to the Expected Completion Date.
     (f) Effect of Termination. The termination of the Employment Period pursuant to Section 6(a) shall not affect the Employee’s obligations as described in Sections 7 and 8.
     (g) Retirement. Upon the Employee’s retirement from the Company, to the extent permitted by the Company’s plans and to the extent the Employee’s or his spouse’s or their eligible dependent(s) participation would not cause the Company to be subject to an excise tax, the Company shall continue to provide medical coverage for the Employee, his spouse and their eligible dependent(s) under the Company’s medical plans from the date of the Employee’s retirement until the later of the Employee’s or his spouse’s death. To the extent permitted by the applicable plan, the Employee would be required to make the same contributions for such medical benefits as active employees. In the event the Company would subject to an excise tax as a result of such medical coverage, the Employee may nonetheless elect to receive such medical coverage so long as the Employee reimburses the Company for fifty percent (50%) of the excise tax imposed on the Company as a result of such participation. The Employee shall also be eligible to participate in the Company’s group life, disability and dental coverage on and after the retirement date until his death provided that the Employee pays 100% of the cost for such coverage. For the avoidance of doubt, if the Employment Period is terminated (i) by the Company with Cause at any time or (ii) as a result of the Employee’s resignation without Good Reason prior to the second anniversary of the Commencement Date, neither the Employee, his spouse nor any of their dependents shall be entitled to any of the benefits set forth in this Section 6(g).
     7. Noncompetition and Nonsolicitation. The Employee acknowledges and agrees that as a stockholder of the Company and as an owner of options, stock appreciation rights (cash-settled and stock-settled) and restricted stock units, in each case covering common stock of the Company, the Employee will receive valuable consideration as a direct result of the transactions contemplated by the Merger Agreement. The Employee acknowledges and agrees that the contacts and relationships of the Company and its Affiliates with its customers, suppliers, licensors and other business relations are, and have been, established and maintained at great expense and provide the Company and its Affiliates with a substantial competitive advantage in conducting their business. The Employee acknowledges and agrees that by virtue of the Employee’s employment with the Company, the Employee will have unique and extensive exposure to and personal contact with the Company’s customers and licensors, and that he will be able to establish a unique relationship with those Persons that will enable him, both during and after employment, to unfairly compete with the Company and its Affiliates. Furthermore, the parties agree that the terms and conditions of the following restrictive covenants are reasonable and necessary for the protection of the business, trade secrets and Confidential Information (as defined in Section 8 below) of the Company and its Affiliates and to prevent great damage or loss to the Company and its Affiliates as a result of action taken by the Employee. The Employee acknowledges and agrees that the noncompete restrictions and nondisclosure of Confidential Information restrictions contained in this Agreement are reasonable and the consideration provided for herein is sufficient to fully and adequately compensate the Employee for agreeing to such restrictions. The Employee acknowledges that he could continue to actively pursue his career and earn sufficient compensation in the same or similar business without breaching any of the restrictions contained in this Agreement.
     (a) Noncompetition. The Employee hereby covenants and agrees that during the Employment Period and for two years thereafter (the “Noncompete Period”), he shall not, directly or indirectly, either individually or as an employee, principal, agent, partner, shareholder, owner, trustee, beneficiary, co-venturer, distributor, consultant, representative or in any other capacity, participate in, become associated with, provide assistance to, engage in or have a financial or other interest in any business, activity or enterprise anywhere in the world which is competitive with the Company or any of its Affiliates or any successor or assign of the Company or any of its Affiliates. The ownership of less than a one percent interest in a corporation whose shares are traded in a recognized stock exchange or traded in the over-the-counter market, even though that corporation may be a competitor of the Company, shall not be deemed financial participation in a competitor. If the final judgment of a court of competent jurisdiction declares that any term or provision of this section is invalid or unenforceable, the parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. The term “indirectly” as used in this section and Section 8 below is intended to include any acts authorized or directed by or on behalf of the Employee or any Affiliate of the Employee.
     (b) Nonsolicitation. The Employee hereby covenants and agrees that during the Noncompete Period, he shall not, directly or indirectly, either individually or as an employee, agent, partner, shareholder, owner, trustee, beneficiary, co-venturer, distributor, consultant or in any other capacity:
     (i) canvass, solicit or accept from any Person who is a customer or licensor of the Company or any of its Affiliates (any such Person is hereinafter referred to individually as a “Customer,” and collectively as the “Customers”) any business which is in competition with the business of the Company or any of its Affiliates or the successors or assigns of the Company or any of its Affiliates, including, without limitation, the canvassing, soliciting or accepting of business from any Person which is or was a Customer of the Company or any of its Affiliates within two years preceding the date of this Agreement, during the Employment Period or during the Noncompete Period;
     (ii) advise, request, induce or attempt to induce any of the Customers, suppliers, or other business contacts of the Company or any of its Affiliates who currently have or have had business relationships with the Company or any of its Affiliates within two years preceding the date of this Agreement, during the Employment Period or during the Noncompete Period, to withdraw, curtail or cancel any of its business or relations with the Company or any of its Affiliates; or
     (iii) hire or induce or attempt to induce any officer or other senior manager of the Company or any of its Affiliates to terminate his or her relationship or breach any agreement with the Company or any of its Affiliates unless such person has previously been terminated by the Company.
     8. Confidential Information. The Employee acknowledges and agrees that the customers, business connections, customer lists, procedures, operations, techniques, and other aspects of and information about the business of the Company and its Affiliates (the “Confidential Information”) are established at great expense and protected as confidential information and provide the Company and its Affiliates with a substantial competitive advantage in conducting their business. The Employee further acknowledges and agrees that by virtue of his past employment with the Company, and by virtue of his employment with the Company, he has had access to and will have access to, and has been entrusted with and will be entrusted with, Confidential Information, and that the Company would suffer great loss and injury if the Employee would disclose this information or use it in a manner not specifically authorized by the

Company. Therefore, the Employee agrees that during the Employment Period and at all times thereafter, he will not, directly or indirectly, either individually or as an employee, agent, partner, shareholder, owner trustee, beneficiary, co-venturer distributor, consultant or in any other capacity, use or disclose or cause to be used or disclosed any Confidential Information, unless and to the extent that any such information become generally known to and available for use by the public other than as a result of the Employee’s acts or omissions. The Employee shall deliver to the Company at the termination of the Employment Period, or at any other time the Company may request, all memoranda, notes, plans, records, reports, computer tapes, printouts and software and other documents and data (and copies thereof) relating to the Confidential Information, Work Product (as defined below) or the business of the Company or any of its Affiliates which he may then possess or have under his control. The Employee acknowledges and agrees that all inventions, innovations, improvements, developments, methods, designs, analyses, drawings, reports and all similar or related information (whether or not patentable) which relate to the Company’s or any of its Affiliate’s actual or anticipated business research and development or existing or future products or services and which are conceived, developed or made by the Employee while employed by the Company and its Affiliates (“Work Product”) belong to the Company or such Affiliate, as the case may be.
     9. Common Law of Torts and Trade Secrets. The parties agree that nothing in this Agreement shall be construed to limit or negate the common law of torts or trade secrets where it provides the Company and its Affiliates with broader protection than that provided herein.
     10. Section 409A. Notwithstanding any provision to the contrary in the Agreement, in order to be eligible to receive any termination benefits under this Agreement that are deemed deferred compensation subject to Section 409A of the Code, the Employee’s termination of employment must constitute a “separation from service” within the meaning of Treas. Reg. Section 1.409A-1(h) (a “Separation from Service”). If the Employee is deemed at the time of his termination of employment with the Company to be a “specified employee” for purposes of Section 409A(a)(2)(B)(i) of the Code, then to the extent delayed commencement of any portion of the termination benefits to which the Employee is entitled under this Agreement is required in order to avoid a prohibited distribution under Section 409A(a)(2)(B)(i) of the Code, such portion of the Employee’s termination benefits shall not be provided to the Employee prior to the earlier of (i) the expiration of the six-month period measured from the date of the Employee’s Separation from Service with the Company or (ii) the date of the Employee’s death. Upon the earlier of such dates, all payments deferred pursuant to this Section 10 shall be paid in a lump sum to the Employee, and any remaining payments due under the Agreement shall be paid as otherwise provided herein. The determination of whether the Employee is a “specified employee” for purposes of Section 409A(a)(2)(B)(i) of the Code as of the time of his separation from service shall made by the Company in accordance with the terms of Section 409A of the Code and applicable guidance thereunder (including without limitation Treas. Reg. Section 1.409A-1(i) and any successor provision thereto). Notwithstanding the foregoing or any other provisions of this Agreement, the Company and the Employee agree that, for purposes of the limitations on nonqualified deferred compensation under Section 409A of the Code, each payment of compensation under this Agreement shall be treated as a right to receive a series separate and distinct payments of compensation for purposes of applying the Section 409A of the Code.
     11. Definitions.
     (a) “Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person and any partner of a Person which is a partnership.
     (b) “Cause” shall be deemed to exist if the Employee shall have (i) violated the terms of Section 7 or Section 8 of this Agreement in any material respect; (ii) committed a felony or a crime involving moral turpitude; (iii) engaged in willful misconduct which is shown to have material adverse effect on the Company or any of its Affiliates; (iv) engaged in fraud or dishonesty with respect to the Company or any of its Affiliates or made a material misrepresentation to the stockholders or directors of the Company; or (v) committed acts of gross negligence in the performance of his duties which are repeated and willful and are shown to have a material adverse effect on the Company or any of its Affiliates.
     (c) “Code” means the Internal Revenue Code of 1986, as amended or corresponding provisions of subsequent superseding federal tax laws, as amended.
     (d) “Company Change of Control” means:
     (i) the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (a “Person”) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of either (a) the then outstanding shares of common stock of the Company (the “Outstanding Common Stock”) or (b) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Voting Securities”); provided, however, that the following acquisitions shall not constitute a Change of Control: (a) any acquisition directly from the Company, (b) any acquisition by the Company, (c) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company or (d) any acquisition by any corporation pursuant to a transaction which complies with clauses (a) and (b) of subsection (ii) of this definition; or
     (ii) the consummation of a reorganization, merger or consolidation (a “Business Combination”) of the Company, in each case, unless, following such Business Combination, (a) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Common Stock and Outstanding Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 60% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company through one or more Subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Common Stock and Outstanding Voting Securities, as the case may be and (b) no Person (excluding any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 50% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination; or
     (iii) the consummation of (a) a complete liquidation or dissolution of the Company or (b) the sale or other disposition of all or substantially all of the assets of the Company, other than to a corporation, with respect to which following such sale or other disposition, [1] more than 60% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Common Stock and Outstanding Voting Securities immediately prior to such sale or other disposition in substantially the same proportion as their ownership, immediately prior to such sale or other disposition, of the Outstanding Common Stock and Outstanding Voting Securities, as the case may be and [2] less than 50% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by any Person (excluding any employee benefit plan (or related trust) of the Company or such corporation), except to the extent that such Person owned 50% or more of the Outstanding Common Stock or Outstanding Voting Securities prior to the sale or disposition.
     (e) “Disability” shall mean a physical or mental sickness or any injury which renders the Employee incapable of performing the services required of him as an employee of the Company and which does or may be expected to continue for more than six months during any 12-month period. In the event the Employee shall be able to perform his usual and customary duties on behalf of the Company following a period of disability, and does so perform such duties or such other duties as are prescribed by the Board for a period of three continuous months, any subsequent period of disability shall be regarded as a new period of disability for purposes of this Agreement. The Company and the Employee shall determine the existence of a Disability and the date upon which it occurred. In the event of a dispute regarding whether or when a Disability occurred, the matter shall be referred to a medical doctor selected by the Company and the Employee. In the event of their failure to agree upon such a medical doctor, the Company and the Employee shall each select a medical doctor who together shall select a third medical doctor who shall make the determination. Such determination shall be conclusive and binding upon the parties hereto.
     (f) “Good Reason” shall mean (i) the material diminution of the Employee’s duties set forth in Section 3(a) above or (ii) the relocation of the offices at which the Employee is principally employed to a location which is more than 50 miles from the offices at which the Employee is principally employed as of the date hereof; provided, that travel necessary for the performance of the Employee’s duties set forth in Section 3(a) above shall not determine the location where the Employee is “principally employed.” The Employee agrees that any change in the Employee’s duties as set forth in Section 3(a) above as compared to the Employee’s duties on or prior to the Commencement Date shall not constitute Good Reason.
     (g) “Person” means any individual, partnership, corporation, limited liability company, association, joint stock company, trust, joint venture, unincorporated organization and any governmental entity or any department, agency or political subdivision thereof.
     (h) “Purchaser Change of Control” means:
     (i) the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (a “Person”) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of either (a) the then outstanding shares of common stock of Purchaser (the “Outstanding Common Stock”) or (b) the combined voting power of the then outstanding voting securities of Purchaser entitled to vote generally in the election of directors (the “Outstanding Voting Securities”); provided, however, that the following acquisitions shall not constitute a Change of Control: (a) any acquisition directly from Purchaser, (b) any acquisition by Purchaser, (c) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by Purchaser or any corporation controlled by Purchaser or (d) any acquisition by any corporation pursuant to a transaction which complies with clauses (a), (b) and (c) of subsection (iii) of this definition; or
     (ii) individuals who, as of the date hereof, constitute the Board (the “Incumbent Board” ) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by Purchaser’s stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or
     (iii) the consummation of a reorganization, merger or consolidation (a “Business Combination”) of Purchaser, in each case, unless, following such Business Combination, (a) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Common Stock and Outstanding Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 60% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns Purchaser through one or more Subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Common Stock and Outstanding Voting Securities, as the case may be, (b) no Person (excluding any employee benefit plan (or related trust) of Purchaser or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 50% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination and (c) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or
     (iv) the consummation of (a) a complete liquidation or dissolution of Purchaser or (b) the sale or other disposition of all or substantially all of the assets of Purchaser, other than to a corporation, with respect to which following such sale or other disposition, [1] more than 60% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Common Stock and Outstanding Voting Securities immediately prior to such sale or other disposition in substantially the same proportion as their ownership, immediately prior to such sale or other disposition, of the Outstanding Common Stock and Outstanding

Voting Securities, as the case may be, [2] less than 50% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by any Person (excluding any employee benefit plan (or related trust) of Purchaser or such corporation), except to the extent that such Person owned 50% or more of the Outstanding Common Stock or Outstanding Voting Securities prior to the sale or disposition, and [3] at least a majority of the members of the board of directors of such corporation were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such sale or other disposition of assets of Purchaser or were elected, appointed or nominated by the Board.
     (i) “Senior Management” at any time means the senior executive officers of the Company which will include, without limitation, the Chief Executive Officer, President, Chief Operating Officer, Managing Director (China), Chief Financial Officer, Chief Marketing Officer and such other officers of the Company as the Board shall determine from time to time.
     12. Release of Claims. The receipt of any payments and benefits subsequent to the termination of the employment or resignation of the Employee pursuant to this Agreement (other than those payable on account of Employee’s death) shall be subject to the Employee executing a release of claims (the “Release”) in a form reasonably acceptable to the Company within twenty-one (21) days (or forty-five days (45) for a group termination) following such termination or resignation and not subsequently revoking such Release.
     13. Specific Performance. The Employee acknowledges and agrees that irreparable injury to the Company may result in the event the Employee breaches any covenant or agreement contained in Sections 7 and 8 and that the remedy at law for the breach of any such covenant will be inadequate. Therefore, if the Employee engages in any act in violation of the provisions of Sections 7 and 8, the Employee agrees that the Company shall be entitled, in addition to such other remedies and damages as may be available to it by law or under this Agreement, to injunctive relief to enforce the provisions of Sections 7 and 8.
     14. Waiver. The failure of either party to insist in any one or more instances, upon performance of the terms or conditions of this Agreement shall not be construed as a waiver or a relinquishment of any right granted hereunder or of the future performance of any such term, covenant or condition.
     15. Notices. Any notice to be given hereunder shall be deemed sufficient if addressed in writing and delivered by registered or certified mail or delivered personally, in the case of the Company, to its principal business office, and in the case of the Employee, to his address appearing on the records of the Company, or to such other address as he may designate in writing to the Company.

     16. Severability. In the event that any provision shall be held to be invalid or unenforceable for any reason whatsoever, it is agreed such invalidity or unenforceability shall not affect any other provision of this Agreement and the remaining covenants, restrictions and provisions hereof shall remain in full force and effect and any court of competent jurisdiction may so modify the objectionable provision as to make it valid, reasonable and enforceable. Furthermore, the parties specifically acknowledge the above covenant not to compete and covenant not to disclose confidential information are separate and independent agreements.
     17. Complete Agreement. Except as otherwise expressly set forth herein, this document embodies the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way. Without limiting the generality of the foregoing, this Agreement supersedes the Prior Agreement. Upon consummation of the Offer, the Prior Agreement is hereby terminated and shall cease to be of any further force or effect.
     18. Amendment. This Agreement may only be amended by an agreement in writing signed by each of the parties hereto.
     19. Governing Law. This Agreement shall be governed by and construed exclusively in accordance with the laws of the State of Delaware, regardless of choice of law requirements.
     20. Benefit. This Agreement shall be binding upon and inure to the benefit of and shall be enforceable by and against the Company, its successors and assigns and the Employee, his heirs, beneficiaries and legal representatives. It is agreed that the rights and obligations of the Employee may not be delegated or assigned.
[Remainder of page intentionally left blank. Signature page to follow.]

     IN WITNESS WHEREOF, the parties have executed or caused this Employment Agreement to be executed as of the date first above written.

RC2 Corporation
By:	/s/ Peter J. Henseler
	Name:	Peter J. Henseler
	Title:	President

EMPLOYEE
By:	/s/ Curtis W. Stoelting
	Name:	Curtis W. Stoelting
     THE UNDERSIGNED has executed or caused this Employment Agreement to be executed as of the date first above written, solely for purposes of Sections 3(b), 4 and 6 hereof.

Tomy Company, Ltd.
By:	/s/ Kantaro Tomiyama
	Name:	Kantaro Tomiyama
	Title:	President & C.E.O

SCHEDULE A
1.	Award Type; Vesting and Exercisability Schedule. The initial equity award set forth in Section 4(c) of this Agreement shall be in the form of provision of stock acquisition rights (shinkabu yoyakuken) covering shares of Purchaser’s equity (“Taurus Option(s)”) and shall vest as follows: 50% on the 2nd anniversary of the date of grant and 50% on the 4th anniversary of the date of grant.

2.	Term of Option. The Taurus Option(s) shall expire on the 6th anniversary of the date of grant.

3.	Change of Control. The Taurus Option(s) held by the Employee shall immediately vest upon a Purchaser Change of Control.

4.	Exercise of Taurus Option(s) Following Termination of Employment. If the Employee’s employment is terminated for any reason other than a termination by the Company for Cause or resignation by the Employee without Good Reason, the Employee (or his designated beneficiary or his estate in the event of the termination of the Employee’s employment due to death) may exercise any Taurus Option(s) vested as of the Termination Date at any time prior to the original expiration date of such Taurus Option(s) or within twelve months after the Termination Date, whichever period is shorter. If the Employee’s employment is terminated for Cause, any Taurus Options, to the extent not exercised before such termination, shall terminate on the Termination Date.

5.	Other Terms. Such Taurus Option(s) shall be subject to all other terms and conditions as may be approved by the Board and the shareholders of Purchaser that are not inconsistent with this Schedule A.

SCHEDULE B

Total Value of
Company
	Equity Awards			Vesting Schedule
	(unvested as of			Eve of 1st	Eve of 2nd	Eve of 3rd
	immediately			Anniversary of	Anniversary of	Anniversary of
	prior to the			Commencement	Commencement	Commencement
	consummation	Total Roll	Cash at	Date	Date	Date
	of the Offer)	Over Bonus	Closing	20%	35%	45%
Stoelting	$4,513,647	$3,500,000	$1,013,647	$700,000	$1,225,000	$1,575,000